Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

U.S.A.

Haitong International Securities Company Limited

22/F Li Po Chun Chambers

189 Des Voeux Road Central

Hong Kong

CLSA Limited

18/F, One Pacific Place

88 Queensway

Hong Kong

China Investment Securities International Brokerage Limited

Unit Nos. 7701A & 05B-08 Level 77, International Commerce Centre

No. 1 Austin Road West, Kowloon

Hong Kong

9F Primasia Securities Limited

Suite 4806-07, 48/F, Central Plaza

No.18 Harbour Road, Wanchai

Hong Kong

As representatives of the several underwriters

August 12, 2019

VIA EDGAR

Mr. David Irving, Staff Accountant

Mr. John P. Nolan, Senior Assistant Chief Accountant

Mr. Michael Clampitt, Senior Counsel

Mr. Christopher Dunham, Staff Attorney

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                    9F Inc. (CIK No. 0001619544)

Registration Statement on Form F-1 (File No. 333-232802)
Registration Statement on Form 8-A (File No. 001-39025)

Ladies and Gentlemen:

We, as representatives of the several underwriters, hereby join 9F Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on August 14, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, may orally request by telephone call that such Registration Statements be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated August 8, 2019 through the date hereof:

Preliminary Prospectus dated August 8, 2019:

1,056 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Marc Bernstein
	Name:	Marc Bernstein
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Haitong International Securities Company Limited

By:	/s/ Ho, Kenneth Shiu Pong
	Name:	Ho, Kenneth Shiu Pong
	Title:	Managing Director, Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

CLSA Limited

By:	/s/ Hang Li
	Name:	Hang Li
	Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

China Investment Securities International Brokerage Limited

By:	/s/ Eric Mak
	Name:	Eric Mak
	Title:	Head of Corporate Finance

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

9F Primasia Securities Limited

By:	/s/ LIN YAN JUN
	Name:	LIN YAN JUN
	Title:	DIRECTOR

[Signature Page to Underwriters’ Acceleration Request]